------------------------------------------------------------------------------

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               dated July 31, 2003


                                WORLD GAMING PLC
                                ----------------
                    (Exact Name as Specified in its Charter)


                                       N/A
                                       ---
                       (Translation of Registrant's Name)


                                47 Castle Street
                                Reading, England
                            -------------------------
               (Address of principal executive offices) (Zip code)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F    X         Form 40-F
                    -----                  -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                    No    X
              -----                 -----

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

 ------------------------------------------------------------------------------

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K are the Registrant's unaudited consolidated financial statements at and for the three month period ended March 31, 2003, and related Management's Discussion and Analysis of Financial Condition and Results of Operations.

The document set forth as an exhibit to this Form 6-K is incorporated herein by reference.




                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:    July 31, 2003

                                        WORLD GAMING PLC



                                        By:    /s/Anthony Daniel Moran
                                               -----------------------
                                        Name:  Anthony Daniel Moran
                                        Title: CEO





                                  EXHIBIT INDEX


Exhibit           Description of Exhibit
-------           ----------------------

   1 Registrant's Financial Statements for the three months ended March 31, 2003.

                                                                       EXHIBIT 1

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: "believes," "expects," "anticipates," "estimates," "plans," "intends," "objectives," "goals," "aims," "projects," "forecasts," "possible," "seeks," "may," "could," "should," "might," "likely," "enable" or similar words or expressions are used in this document, as well as statements containing phrases such as "in our view," "there can be no assurance," "although no assurance can be given" or "there is no way to anticipate with certainty," forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.


Overview

World Gaming Plc ("World Gaming" or the "Company") is a UK-based holding company of an internet gaming software and e-business services group. The "Group" is an international developer, licensor and provider of online gaming products, including casino, sportsbook and pari-mutuel betting.

Starnet Systems International Inc., a wholly-owned subsidiary of the Company incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


and monthly royalties. Inphinity Interactive Inc., a wholly-owned subsidiary of the Company, incorporated and operating out of British Columbia, Canada, develops gaming software and web pages. Another wholly-owned subsidiary World Gaming Services Inc., also incorporated and operated out of Antigua ceased operations as an internet casino with effect from May 31, 2003.

The following tables set out selected consolidated information from the statements of operations for the three months ended March 31, 2003 and March 31, 2002 and the balance sheets as at March 31, 2003 and at December 31, 2002:


                  SELECTED STATEMENT OF OPERATIONS INFORMATION

                                                   For the three months ended
                                                 -------------------------------
                                                 March 31, 2003   March 31, 2002
                                                 --------------   --------------

  Net Sales ................................         $4,537          $ 4,521
  Gross Profit .............................          3,963            3,917
  Operating Expenses excluding interest ....          3,550            4,865
  Net Profit (Loss) ........................            441             (905)


                       SELECTED BALANCE SHEET INFORMATION

                                              March 31, 2003   December 31, 2002
                                              --------------   -----------------

  Working Capital Deficit ..................     $(5,354)           $(3,913)
  Total Assets .............................       6,713              8,377
  Total loans and capital lease obligations        2,815              3,703
  Accumulated Deficit ......................     (26,241)           (26,581)
  Total Shareholders' Deficit ..............      (2,977)            (3,445)


Total revenues for the quarter ended March 31, 2003 remained relatively unchanged at $4,537 compared to $4,521 for the same period last year. Net income for the quarter ended March 31, 2003 was $441 or $0.01 per share compared to a net loss of $905 or $0.03 per share for the corresponding period last year.

The Company experienced a 19 percent increase in royalty revenues during the first quarter of 2003 largely due to a 25 percent increase in revenues generated by the Company's licensees. The increase in these revenues was primarily due to an increase in revenue contribution (as a percentage of total revenues generated by the Company's licensees) from our sportsbook offering for the three months ended March 31, 2003. This resulted partially from an 11 percent increase in the value of wagers placed in our system when compared to the same period last year. Transaction processing related revenues continued its decline decreasing 38 per cent for the three month period to $247 from $402 as most of our major licensees have assumed responsibility of their own merchant processing. There was no licensing revenue for the quarter as the Company continued to focus on existing licensees.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


The gross margin for the quarter was 87.3 percent as compared to 86.7 percent reflecting a more profitable revenue mix. The reduction of revenues from transaction processing and reselling of gaming licences continue to play a role in improving our gross margins as these revenue sources have historically been lower margin revenue.

As a result of the Company's continuing effort to reduce operating costs, operating expenses decreased 27 per cent to $3,550 during the first quarter of 2003 compared to $4,865 for the same period last year. The decrease was primarily due to the following:

      o the elimination of the Company's direct sales force and marketing team which was completed during the third quarter of 2002 and which contributed to $579 of the costs during the first quarter of 2002; and

      o a 32% reduction in corporate overhead, or a reduction of $335, when compared to the same period last year.

The Company expects to continue realizing on its cost restructuring completed over the last 12 to 18 months while delivering enhanced infrastructure and product offerings over the next 12 months. It is still the Company's intention to continue its focus on existing licensees.

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2003, the Company had $1,427 in cash and cash equivalents down from $1,753 at December 31, 2002. The decrease in the quarter was primarily due to the use of cash to reduce loans outstanding and effect earlier settlement of creditor balances. This was partially offset by the collection of amounts receivable at December 31, 2002.

Working capital deficit at March 31, 2003 improved to $ (5,354) from $ (5,581) at December 31, 2002. Included in working capital deficit is $837 related to the anticipated settlement of a previously reported class action lawsuit. This is calculated as the value of shares to be issued for settlement of the suit of which a portion valued at $263 was issued prior to March 31, 2003 with the remainder issued in April 2003. There was also $100 in professional fees paid with respect to this matter.

The Company also has reserves held by credit card processors totalling $775. These funds are held as rolling reserves and are typically released to the Company after six months. Accounts receivable decreased by $1,369 from $2,810 at December 31, 2002 to $1,441 at March 31, 2003. The decreased accounts receivable balance is due to the fact that the Company did not issue any new gaming licenses, preferring to concentrate on improving the quality of service and products offered to its existing licensee base. Accounts receivable at March 31, 2003 consisted primarily of royalty due from operating licensees who have their own merchant accounts. Royalties due from operating licensees are usually collected towards the end of the following month.

Prepaid expenses and deposits increased by $301 to $531 at March 31, 2003 compared to $230 at December 31, 2002 primarily due to prepaid insurances.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATION
         (All figures in thousands of US dollars, except per share data)


Deferred revenue relates to deposits collected on software and gaming licenses from new licensees not yet live at the end of the month. Deferred revenue remained unchanged at $127 at March 31, 2003 when compared to the balance at December 31, 2002. At March 31, 2003, there were no new software licensees waiting to go live on our system. However, the gaming licenses deposits at 31 December 2002 have not yet gone live at March 31, 2003.

Net cash used in investing activities for the quarter ended March 31, 2003 was $56 compared to $167 at March 31, 2002. Cash was used primarily to purchase capital assets.

Net cash used for financing activities for the three months ended March 31, 2003 was $989 compared to $148 in the same period last year. Cash was primarily used for the repayments of amounts due to Sportingbet PLC of $900.



                   Remainder of page intentionally left blank.

                        WORLD GAMING PLC AND SUBSIDIARIES
                           Consolidated Balance Sheets
                         (In Thousands of U.S. Dollars)


                                     ASSETS
                                     ------

                                                        March 31,   December 31,
                                                           2003         2002
                                                       ----------   ------------
                                                       (Unaudited)
CURRENT ASSETS

  Cash and cash equivalents .......................       $1,427       $1,753
  Reserves and deposits with credit card processors          775          653
  Accounts receivable, net ........................        1,441        2,810
  Prepaid expenses ................................          531          230
                                                          ------       ------

    Total Current Assets ..........................        4,174        5,446

  Capital Assets, net .............................        2,539        2,931
                                                          ------       ------

    TOTAL ASSETS ..................................       $6,713       $8,377
                                                          ======       ======



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                     Consolidated Balance Sheets (Continued)
                         (In Thousands of U.S. Dollars)


                      LIABILITIES AND STOCKHOLDERS' DEFICIT
                      -------------------------------------

                                                        March 31,   December 31,
                                                           2003         2002
                                                       ----------   ------------
                                                       (Unaudited)

CURRENT LIABILITIES

  Accounts payable and accrued liabilities .......      $  4,704      $  5,198
  Accrual for legal claims .......................           837         1,200
  Funds held on deposit ..........................         1,207         1,593
  Deferred revenue ...............................           127           127
  Current portion of loans payable ...............         1,212         1,558
  Current portion of capital lease obligation ....         1,441         1,351
                                                        --------      --------

    Total Current Liabilities ....................         9,528        11,027

Loans payable ....................................             -           655
Capital lease obligations, less current maturities           162           240
                                                        --------      --------

TOTAL LIABILITIES ................................         9,690        11,922
                                                        --------      --------

STOCKHOLDERS' DEFICIT

  Capital stock ..................................        24,451        24,192
  Accumulated deficit ............................       (26,241)      (26,681)
  Accumulated other comprehensive loss ...........        (1,187)       (1,056)
                                                        --------      --------

    Total Stockholders' Deficit ..................        (2,977)       (3,545)
                                                        --------      --------

    TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT ..      $  6,713      $  8,377
                                                        ========      ========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Operations
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)
                                                           For the Three Months
                                                              Ended March 31,
                                                          ----------------------
                                                            2003          2002
                                                          --------      --------
REVENUE
   Royalties and fees ..............................      $ 4,512       $ 3,991
   Licensing .......................................            -           480
   Other ...........................................           25            50
                                                          -------       -------
     Total Revenue .................................        4,537         4,521

   Cost of sales ...................................          574           604
                                                          -------       -------
     Gross Profit ..................................        3,963         3,917
                                                          -------       -------
OPERATING EXPENSES
   Development, selling, general, and administrative        3,102         4,221
   Depreciation and amortization ...................          448           644
   Interest and bank charges .......................           12            25
                                                          -------       -------
     Total Operating Expenses ......................        3,562         4,890
                                                          -------       -------
Net Profit (Loss) From Operations ..................          401          (973)
                                                          -------       -------
OTHER INCOME
     Other income ..................................           40            68
                                                          -------       -------
     Total Other Income ............................           40            68
                                                          -------       -------
Profit (Loss) before income taxes ..................          441          (905)

Income taxes .......................................            -             -
                                                          -------       -------
NET PROFIT (LOSS) ..................................          441          (905)
                                                          -------       -------
OTHER COMPREHENSIVE LOSS
     Foreign currency translation ..................         (131)          (91)
                                                          -------       -------
     Total other comprehensive profit (loss) .......         (131)          (91)
                                                          -------       -------
Net Comprehensive Profit (Loss) ....................      $   310       $  (996)
                                                          =======       =======
PROFIT (LOSS) PER SHARE
     - Basic .......................................      $  0.01       $ (0.03)
                                                          =======       =======
     - Fully Diluted ...............................      $  0.01       $ (0.03)
                                                          =======       =======
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
     - Basic .......................................   34,405,269    34,193,181
                                                       ==========    ==========
     - Fully Diluted ...............................   40,964,821    34,193,181
                                                       ==========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                      Consolidated Statements of Cash Flows
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                            For the Three Months
                                                              Ended  March 31,
                                                            --------------------
                                                               2003      2002
                                                              -------   -------
CASH FLOWS FROM OPERATING ACTIVITIES

Net Profit (Loss) ..........................................  $   441   $  (905)

Adjustment to reconcile net profit (loss) to net cash used
 by operating activities:
   Depreciation and amortization ...........................      448       644
   Deferred compensation ...................................        -       126

Changes in operating assets and liabilities:
   (Increase) decrease in reserves with credit card
     processors ............................................     (122)      292
   (Increase) in accounts receivable and employee advances .    1,369       388
   (Increase) in prepaid expenses and deposits .............     (301)     (152)
   (Increase) decrease in other assets .....................        -      (139)
   Increase (decrease) in accounts payable and accrued
     liabilities ...........................................     (495)     (639)
   Increase (decrease) in accrual for legal claims .........     (104)        -
   Increase (decrease) in funds held on deposit ............     (386)     (457)
   Increase (decrease) in deferred revenue .................        -        16
                                                              -------   -------

     Net Cash Provided (Used) by Operating Activities ......      850      (826)
                                                              -------   -------

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment .........................      (56)     (167)
                                                              -------   -------

     Net Cash Used For Investing Activities ................      (56)     (167)
                                                              -------   -------

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of common shares ..................................        -         -
Repayment of loans payable .................................     (900)        -
Principal payments on capital lease obligations ............      (89)     (148)
                                                              -------   -------
     Net Cash Used for Financing Activities ................     (989)     (148)
                                                              -------   -------
     Effects of exchange rate on cash ......................  $  (131)  $   (91)
                                                              -------   -------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
                Consolidated Statements of Cash Flows (Continued)
                         (In Thousands of U.S. Dollars)
                                   (Unaudited)

                                                            For the Three Months
                                                              Ended  March 31,
                                                            --------------------
                                                               2003      2002
                                                              -------   -------

DECREASE IN CASH ...........................................  $  (326)  $(1,232)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD ...........    1,753     2,206
                                                              -------   -------

CASH AND CASH EQUIVALENTS END OF PERIOD ....................  $ 1,427   $   974
                                                              =======   =======


                 SUPPLEMENTAL SCHEDULE OF CASH FLOW INFORMATION
                 ----------------------------------------------

CASH PAID DURING THE PERIOD FOR

 Interest ..................................................  $    12   $    46
 Income taxes ..............................................  $     -   $     -



Other non-cash transactions:

Issue of shares in part settlement of class action suit ....  $   263   $     -





              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2003 and December 31, 2002


NOTE 1 - ACCOUNTING POLICIES

The consolidated financial statements at March 31, 2003 and for the three months ended March 31, 2003 and 2002 are unaudited, but include all adjustments (consisting only of normal recurring adjustments) which in the opinion of management, are necessary to state fairly the financial information set forth therein in accordance with accounting principles generally accepted in the United States of America. The financial amounts presented in the notes are in thousand of U.S. dollars unless the currency has been otherwise indicated.


NOTE 2 - UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America for interim financial reporting and the instructions to Form 6-K. Accordingly, certain information and footnote disclosures normally included in financial statements prepared under accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such regulations. These consolidated financial statements for the three months ended March 31, 2003 should be read in conjunction with the Company's annual report on Form 20-F for the fiscal year ended December 31, 2002. The results of operations for the three months ended March 31, 2003 may not be indicative of the results that may be expected for the year ending December 31, 2003 because the royalties and fees are based on gaming activity in each of our offerings some of which have major seasonal fluctuations.


NOTE 3 - INCOME TAXES

No income taxes arise as no taxation charges are levied in the main operating territory and elsewhere there are losses brought forward from previous periods.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2003 and December 31, 2002

NOTE 4 - STOCK OPTIONS

On March 12, 1998, the Board of Directors approved a stock option plan, which authorized the issuance of 3,000,000 options to employees of the Company and its subsidiaries at an exercise price of $0.74. The options expire on January 1, 2008. On December 31, 1998, the Board of Directors authorized the issuance of up to 4,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. On December 23, 1999, the Board of Directors authorized the issuance of up to 5,000,000 additional options at an exercise price to be determined based on the trading price of the Company's shares on the grant date. Options issued to employees generally vest straight-line on a monthly basis over two years while options issued to directors vest one-half immediately and one-half after one year. Options expire ten years after the date granted.

A summary of the Company's stock option activity and related information follows:
                                Three months ended             Year ended
                                  March 31, 2003            December 31, 2002
                               --------------------      ----------------------
Beginning of period .........  6,942,219     $ 1.49      11,794,862     $  1.98
Granted .....................          -          -         675,000        0.89
Exercised ...................          -          -               -           -
Forfeited and adjusted ......   (382,667)     (0.93)     (5,527,643)      (2.46)
                               ---------     ------      ----------     -------
End of period ...............  6,559,552     $ 1.44       6,942,219     $  1.49
                               ---------     ------      ----------     -------

At March 31, 2003 options outstanding were as follows:

                            Options Outstanding                          Options Exercisable
                    -------------------------------------     -------------------------------------
                                  Weighted                                  Weighted
                                   Average       Weighted                    Average       Weighted
                                  Remaining      Average                    Remaining       Average
    Range of        Number of    Contractual     Exercise     Number of    Contractual     Exercise
 Exercise Prices     Options     Life (Years)     Price        Options     Life (Years)      Price
 ---------------    ---------    ------------    --------     ---------    ------------    --------
 $0.31 - $1.00      3,273,872        1.4          $  0.43     1,777,037        1.2         $   0.44
 $1.01 - $1.50        885,470        2.7          $  1.32       699,053        3.03        $   1.35
 $1.51 - $2.50      1,188,386        2.2          $  2.22       927,819        2.59        $   2.22
 $2.51 - $5.99      1,172,649        4.2          $  3.37     1,033,125        4.54        $   3.30
 $6.00 - $11.00        39,175        7.7          $  6.40       120,498        7.55        $   6.53
 $11.01 - $23.06            -         -                 -             -         -               -
 ---------------    ---------    ------------    --------     ---------    ------------    --------
 $0.31 - $23.06     6,559,552        2.3          $  1.44     4,557,532        2.7         $   1.80
 ---------------    ---------    ------------    --------     ---------    ------------    --------

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2003 and December 31, 2002


NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company had employment contracts with its four principal officers. The salary and bonus compensation resulting from these contracts are as follows:


                                                               POTENTIAL BONUS
                                     TERM OF THE               (AS A PERCENTAGE
 NAME AND PRINCIPAL POSITION         CONTRACT     BASE SALARY  OF BASE SALARY)
 ----------------------------------  -----------  -----------  ----------------

 Nicholas Jackson, President & CEO     1 year      (pound)174        N/A

 ----------------------------------  -----------  -----------  ----------------

 Simon Coulthard, CFO                  ongoing     (pound)75       Up to 75%

 ----------------------------------  -----------  -----------  ----------------

 David Fleming, CTO                    ongoing      CAN$180        Up to 30%

 ----------------------------------  -----------  -----------  ----------------

 Mark Thompson, Operations Director    ongoing       $120          Up to 75%

 ----------------------------------  -----------  -----------  ----------------


Nicholas Jackson has served as a director from October 2000 to April 9, 2003 and served as Chief Executive Officer from January 13, 2003 on a salary of (pound)174 per annum plus annual allowances of (pound)12 for a vehicle and US$48 for housing. On April 9, 2003, Mr. Jackson resigned as CEO and a director of the Company. Mr. Jackson in June 2003 entered into a settlement agreement with the Company pursuant to which he received (pound)125 in exchange for any monies which may be due to him from the Company. He was paid director's fees up to January 13, 2003 and salary and housing from January 13, 2003 until April 9, 2003. He has been granted stock options, of which 102,459 are exercisable at $2.13, 50,000 at $1.44, and 200,000 at $0.31.

Simon Coulthard's employment as Group Finance Director with World Gaming plc began September 1, 2002 on a salary of (pound)75 plus car allowance of (pound)7. Effective May 8, 2003, Mr. Coulthard's employment was terminated. Mr. Coulthard received (pound)19 or three months gardening leave as part of his agreed upon severance. No Stock options were issued to Mr. Coulthard prior to his termination.

                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2003 and December 31, 2002

NOTE 5 - COMMITMENTS AND CONTINGENCIES (Cont'd)

David Fleming's employment began September 10, 2001 and he has an annual salary of CDN$180. He has been granted options of 100,000 which have an exercise price of $0.88 of which 58,333 have vested. In addition, the Board on June 4, 2003 issued stock options of 500,000 exercisable at $0.14 all of which options will vest only on April 11, 2005.

Mr. Thompson was appointed to the position of Operations Director and Managing Director of Starnet Systems on December 1, 2002 on a salary of $120 with an annual housing allowance of $30 and certain other additional benefits. With the resignation of Simon Coulthard in May 2003, our Group Finance Director, Mr. Thompson is currently our acting Chief Financial Officer. He has been granted options of 110,000 of which 30,000 have an exercise price of $1.47 and 80,000 at $0.47. All of Mr. Thompson's option grants have been vested. The option price for 30,000 vested options was $1.47; and, 46,667 vested options at $0.47.


NOTE 6 - SUBSEQUENT EVENTS

During April 2003, Goodison Park Limited, a wholly-owned subsidiary of Sportingbet Plc, acquired an interest in World Gaming Plc by way of share acquisition and a convertible loan. The combined investment of $1,500 was accomplished through the issuance of 5,000,000 ordinary shares of World Gaming Plc at $0.12 totalling $600; and, a convertible loan note (the "Convertible Note") of $900. The Convertible Note is unsecured with principal repayment due in April 2005 and is convertible into ordinary shares at a conversion price of $0.12. If the convertible loan is converted into shares, Sportingbet would then have voting control over 40% of the issued share capital of World Gaming. Additionally, Sportingbet Plc is the parent company of one of our significant licensees.

Effective April 9, 2003, Nicholas Jackson, the Company's Chief Executive Officer and director resigned. He was replaced by the appointment of Daniel Moran.

Also during the month of April 2003, the Company appointed four members to the board of Directors: James Grossman (Chairman), Daniel Moran (our current CEO), David Fleming (our current CTO) and Victor Collins (a non-executive director). Mr. Collins resigned from the board of Directors in June 2003.

The Company entered into an employment agreement with a new group CEO, Mr. Daniel Moran, in April 2003, providing for annual base compensation of (pound)115 (approximately$184 US) with an annual housing allowance of (pound)15 in addition to other normal executive employment benefits.

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
                        WORLD GAMING PLC AND SUBSIDIARIES
            Notes to the Unaudited Consolidated Financial Statements
                      March 31, 2003 and December 31, 2002


NOTE 6 - SUBSEQUENT EVENTS (Cont'd)

James H. Grossman was appointed as a director and Chairman of the Board since April 11, 2003. His annual compensation for such service and up to five hours a month of legal services is (pound)50, plus up to US $2 per month for certain additional legal services.

David Naismith has been selected by the Board to be a member of the Board of Directors and to the position of Chief Financial Officer effective August 1, 2003 on a salary of $156, an annual housing allowance of $25, in addition to other normal executive employment benefits.

On April 17, 2003, the software licensing agreement with the Company's third largest licensee was terminated due to breach in the terms underlying the agreement.

In May 2003, the Company vacated offices in London. The Company's corporate activities have been transferred to Antigua. The lease underlying the London office has been terminated effective May 31, 2003.


NOTE 7 - GOING CONCERN

The Company's consolidated financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has accumulated significant losses, has negative working capital, a deficit in stockholders' equity and significant litigation. All of these items raise significant doubt about its ability to continue as a going concern.

Subsequent to the balance sheet date the Group has taken significant steps to deal with these concerns as follows:

      1. It has implemented measures to greatly reduce operating costs. Among these measures are efforts to eliminate non-value-added expenses through the consolidation of operations at one primary location and a significant reduction in the company's work force.

      2. It is now focused primarily on supporting its existing client base with improved services and product offerings currently being developed.

The management are of the view that sufficient resources and appropriate controls are now in place to allow the business strategies to be developed with a view to returning the Group to profitability and that there is a reasonable expectation that the Group will be able to continue in business for the foreseeable future.

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